UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                              (Amendment No...)*


                             Elizabeth Arden, Inc.
 ------------------------------------------------------------------------------
                               (Name of Issuer)


                   Common Stock (par value $0.01 per share)
 ------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   2866OG1O
                 --------------------------------------------
                                (CUSIP Number)


                               December 3, 2001
 ------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)



         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of the securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------
  CUSIP NO.  2866OG1O                       13G
-----------------------

------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Conopco, Inc.             13-1840427
------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [ ]
                                                                     (b) [ ]
------------------------------------------------------------------------------
3.       SEC USE ONLY


------------------------------------------------------------------------------
 4.      CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
------------------------------------------------------------------------------
                           5.       SOLE VOTING POWER

    NUMBER OF                       1,388,751

     SHARES        -----------------------------------------------------------
                           6.       SHARED VOTING POWER
  BENEFICIALLY
                                    0
    OWNED BY
                   -----------------------------------------------------------
      EACH                 7.       SOLE DISPOSITIVE POWER

    REPORTING                       1,388,751

     PERSON        -----------------------------------------------------------
                          8.        SHARED DISPOSITIVE POWER
      WITH
                                    0

------------------------------------------------------------------------------
 9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,388,751

------------------------------------------------------------------------------
10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                         [ ]
------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         7.3%

------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON (See Instructions)

         CO

Item 1(a).          Name of Issuer:

                    Elizabeth Arden, Inc.

Item 1(b).          Address of Issuer's Principal Executive Offices:

                    14100 N.W. 60th Avenue,
                    Miami Lakes, FL 33014

Item 2(a).          Name of Person Filing:

                    Conopco, Inc.

Item 2(b).          Address of Principal Business Office or, if none,
                    Residence:

                    390 Park Avenue
                    New York, NY 10022

Item 2(c).          Citizenship or place of organization:

                    New York

Item 2(d).          Title of Class of Securities:

                    Common Stock, par value $0.01 per share

Item 2(e).          CUSIP Number:

                    2866OG1O

Item 3.             Not applicable. This Schedule 13G is filed pursuant to
                    Rule 13d-1(c).

Item 4.             Ownership.

          (a).      Amount beneficially owned:

                    See the response to Item 9 on the attached cover page.

          (b).      Percent of class:

                    See the response to Item 11 on the attached cover page.

          (c).      Number of shares as to which such person has:

                    (i). Sole power to vote or to direct the vote: See the response to Item 5 on the attached cover page.

                    (ii). Shared power to vote or to direct the vote: See the response to Item 6 on the attached cover page.

                    (iii). Sole power to dispose or to direct the disposition of: See the response to Item 7 on the attached cover page.

                    (iv). Shared power to dispose or to direct the disposition of: See the response to Item 8 on the attached cover page.


Item 5.             Ownership of Five Percent or Less of a Class.

                              Not applicable.


Item 6              Ownership of More than Five Percent on Behalf of Another
                    Person.

                              Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

                              Not applicable.

Item 8.             Identification and Classification of Members of the Group.

                              Not applicable.

Item 9.             Notice of Dissolution of Group.

                              Not applicable.

Item 10.            Certification.

                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  December 3, 2001



                                        CONOPCO, INC.,

                                           by /s/ Mart Laius
                                              -------------------------------
                                              Name:  Mart Laius
                                              Title: Vice President